Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

July 28, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Inessa Kessman and Robert Littlepage

Re:	SharpLink Gaming Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2022
Response filed July 14, 2023
File No. 000-28950

Dear Ms. Kessman and Mr. Littlepage:

On behalf of our client, SharpLink Gaming Ltd., an Israeli-based company (the “Company” or “SharpLink”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amended Form 10-K for the Fiscal Year ended December 31, 2022 filed on July 14, 2023 (the “10-K/A”) contained in the Staff’s letter dated July 24, 2023 (the “Comment Letter”).

This response letter reflects the Company’s responses to the comments sent by the Staff. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the 10-K/A.

Amended Form 10-K for the Fiscal Year Ended December 31, 2022

General

1.	We note your response to comment 2, however it appears you are required to file unaudited interim financial statements through the date of acquisition and pro forma information prepared in accordance with Article 11 of Rule S-X. Since SharpLink acquired all of the outstanding capital stock of SportsHub on December 22, 2022, the unaudited interim financial statements should be as of and for the nine-month period ended September 30, 2022.

Response: Up until December 31, 2022, the Company was classified as a Foreign Private Issuer (“FPI”), as defined in Rule 405 of Regulation C under the Securities Act and Rule 3b-4 under the Exchange Act. At the time of (i) the mailing of the proxy statement dated November 8, 2022, for the extraordinary general meeting of shareholders to approve the acquisition of SportsHub, (ii) the meeting, which was held on December 14, 2022, and (iii) the closing of the acquisition of SportsHub on December 22, 2022, the Company was an FPI, and as such, had furnished the requisite unaudited interim financial results for the six months ended June 30, 2022, and pro forma information as of and for the six months ended June 30, 2022. Pursuant to paragraph 6120.2 of the SEC Financial Reporting Manual, as an FPI, the Company was not required to file the unaudited interim financial statements and pro forma information as of and for the nine-month period ended September 30, 2022.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission July 28, 2023 Page 2

2.	For the SportsHub acquisition, please provide us with an analysis of how you determined the accounting acquirer. Your analysis should address all relevant factors noted in ASC 805-10-55-12 to 55-15.

Response: The process of identifying the acquirer begins with the determination of which party obtains control based on the consolidation guidance (ASC 810-10). In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers that cash or other assets or incurs the liabilities (ASC 805-10-55-11). In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests (ASC 805-10-55-12).

In accordance with the applicable technical literature (ASC 805-10-55-12 to 55-15), Company management evaluated several factors in determining the accounting acquirer.

■	805-10-55-12-a, 805-10-55-12-b, 805-10-55-15 and 805-10-25-2: The SportsHub transaction was accomplished through a direct acquisition, whereby SHGN Acquisition Corp. (the “Merger Subsidiary”), a 100% owned subsidiary of Sharplink, effectively acquired all of the outstanding capital stock and associated voting rights of SportsHub through the issuances of the Company’s equity and the assumption of certain SportsHub debt. This resulted in the Merger Subsidiary obtaining 100% control over SportsHub. Since the Company acquired all outstanding stock and related voting rights of SportsHub, there was no minority interest associated with this transaction. Further, in regard to equity-linked instruments, the number of shares issued for SportsHub’s stock options and warrants were 145,700 and 34,800, respectively. Understanding that these equity-linked instruments do not vote, they could be taken into consideration regarding the relative voting rights in the SportsHub transaction. Since the number of shares issued for these instruments are relatively minor in relation to the total shares issued, they have an inconsequential impact on the decision of the accounting acquirer.

United States Securities and Exchange Commission July 28, 2023 Page 3

■	805-10-55-13: SportsHub was a significantly larger entity than the Company. Although SportsHub was the larger entity, control of the combined entity post-acquisition was in the hands of the Company, the Company’s Board of Directors and its management. The CEO of the Company was given direct oversight and management of SportsHub after the acquisition with the former CEO of SportsHub reporting directly to the Company’s CEO. The Company retained the former CEO of SportsHub post acquisition as the VP of Fantasy Sports, who reports directly to and is under the direction of the Company’s CEO.

■	805-10-25-20: The SportsHub transaction resulted in a total purchase consideration of approximately $6.8 million, of which the Company recognized approximately $5.0 of goodwill from the transaction. There were no assets or liabilities of SportsHub that were excluded from the acquisition transaction.

■	805-10-05-4: Post acquisition, the Company’s Board of Directors became the governing board of the combined entity. The Company’s Board of Directors had the ability to elect or appoint or remove any of its members of the combined entity. Additionally, there were no changes in the Company’s Board of Directors as a result of the SportsHub transaction.

■	805-10-25-20: Prior to the acquisition, SportsHub owned approximately 40% of the outstanding shares of the Company. Authority for these shares was given to the SportsHub Stockholder Representative. Immediately prior to the acquisition, these SharpLink shares were distributed to each individual SportsHub shareholder. This distribution was not considered part of the consideration for the acquisition. Upon the consummation of the acquisition and after the SharpLink share distribution, there was no SharpLink individual shareholder with a greater than 5% individual shareholding.

Based on management’s analysis and taking into consideration all relevant facts (as noted previously), it was determined that the Company was the acquirer in the Transaction, and SportsHub the acquiree.

For reference purposes, as disclosed in the Form 10-K filed by Sharplink on April 5, 2023, the audited financial statements of SharpLink for the years ended December 2022 and 2021 disclosed the following in Note 3 – Acquisitions related to the acquisition of SportsHub:

On December 22, 2022 (the “Close Date”), SharpLink, through its wholly owned subsidiary, SHGN Acquisition Corp (“Acquirer” or the “Merger Subsidiary) acquired all of the outstanding capital stock of SportsHub, via an Agreement and Plan of Merger, dated as of September 6, 2022 (“Merger Agreement”). In accordance with the terms of the Equity Purchase Agreement between the Acquirer, the Acquiree and an individual acting as the SportsHub stockholders’ representative (“the Stockholder Representative”):

■	SharpLink issued an aggregate of 4,319,263 ordinary shares to the equity holders of SportsHub, on a fully diluted basis. An additional aggregate of 405,862 ordinary shares are being held in escrow for SportsHub shareholders who have yet to provide the applicable documentation required in connection with the SportsHub Merger, as well as shares held in escrow for indemnifiable losses and for the reimbursement of expenses incurred by the Stockholder Representative in performing his duties pursuant to the Merger Agreement.

United States Securities and Exchange Commission July 28, 2023 Page 4

■	SportsHub has merged with and into the Merger Subsidiary, with the Merger Subsidiary remaining as the surviving corporation and wholly owned subsidiary of SharpLink.

■	SportsHub, which owned 8,893,803 ordinary shares of SharpLink prior to the merger, distributed those shares to SportsHub’s stockholders immediately prior to the consummation of the Merger. These shares were not part of the purchase consideration.

■	SharpLink assumed $5,387,850 of SportsHub’s debt as purchase consideration.

Identification of Accounting Acquirer

The transaction was accomplished through a direct acquisition, whereby SHGN Acquisition Corp effectively acquired all of the outstanding capital stock of SportsHub, as a result of which SHGN Acquisition Corp obtained control over SportsHub. Therefore, SHGN Acquisition Corp has been determined to be the acquirer in the transaction, and SportsHub the acquiree.

Please do not hesitate to contact Tahra Wright at 212-407-4122 or Sherry Li at 212-407-4939 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Very truly yours,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP

cc: Robert DeLucia, CFO, SharpLink Gaming Ltd.